(logo) Fidelity InvestmentsR	245 Summer Street Boston MA 02210 617-563-7000

||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||	November 20, 2015

U.S. Securities & Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	Fidelity Phillips Street Trust (the trust):
Fidelity Cash Reserves Fund (the fund)
File Nos. (002-63350) and (811-02890)
Post-Effective Amendment No. 71

Ladies and Gentlemen:

Pursuant to Rule 8b-16 under the Investment Company Act of 1940, as amended, Regulation S-T and Rule 485(a) under the Securities Act of 1933, as amended, (33 Act) transmitted herewith on behalf of the trust is Post-Effective Amendment No. 71 to the trust’s current effective Registration Statement on Form N-1A.  This transmission contains a conformed signature page, the manually signed original of which is maintained at the offices of the trust.

This filing contains the Prospectus and Statement of Additional Information for the fund referenced above. This year, differences have not been tagged to reflect modifications and editorial changes made since the prospectus and SAI were last filed. Blacklined copies of the prospectus and SAI will be provided upon request.

This filing also incorporates changes that were presented to shareholders at a meeting held May 13, 2015.  Principal changes include modifying the fund’s fundamental concentration policy.

Pursuant to Rule 485(a), the trust elects an effective date of January 29, 2016.  We request your comments by December 21, 2015.

Please contact Jamie Plourde at (817) 474-7037 in connection with any questions or comments regarding this filing.

||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||	Sincerely,

/s/ Jamie Plourde
Jamie Plourde
Legal Product Group